RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
Nasdaq Trading Symbol: GOLD

DIRECTORATE CHANGE

Randgold Resources announces the retirement of a senior director, Mr
Jean-Antoine Cramer, with effect from 27 October 2006.

Mr Cramer, a retired Swiss banker, joined the company's board at the time of its initial IPO in July 1997. The board thanks him for his contribution over the last nine years.